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September 18, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Content Checked Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 1, 2015
File No. 333-205730

Ladies and Gentlemen:

On behalf of our client, Content Checked Holdings, Inc., a Nevada corporation (the “Company”), set forth below is the response of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by a letter dated September 11, 2015. The comment letter relates to the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-205730 (“Amendment No. 1”), filed by the Company with the SEC on September 1, 2015.

For your convenience, each Staff comment is presented below in italics, with the Company’s response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1. On the date hereof, the Company has also filed with the SEC Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).

Item 15. Recent Sales of Unregistered Securities, page 48

1.	In your next amendment, please revise this section to include the sales of unregistered securities reported in your Current Report on Form 8-K filed on September 4, 2015. Please also update your exhibit list to include cross references to the agreements filed with your 8-K on September 4, 2015.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include in Amendment No. 2 an updated (i) “Item 15. Recent Sales of Unregistered Securities” section, which now includes a discussion of the completed financing and sales of securities reported in the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2015, and (ii) exhibit list, which now includes cross references to the agreements filed with the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2015.

Securities and Exchange Commission

Division of Corporation Finance

September 18, 2015

Page | 2

2.	In light of the ongoing public offering, which commenced when you filed your registration statement on July 17, 2015, please explain how your concurrent private offering with Hillair Capital Investments, LP on September 3, 2015 did not involve general solicitation. Refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations.

The Company acknowledges that when the September 2015 private offering to Hillair Capital Investments L.P. (“Hillair”) was completed, the Company’s Registration Statement on Form S-1, which is the subject of this comment letter, was pending (the “Registration Statement”), and therefore, the September 2015 private offering did occur when there was a concurrent and ongoing public offering represented by the Registration Statement. In the SEC’s Securities Act Release No. 33-8828 (Aug. 3, 2007), the SEC confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of a registration statement. Specifically, Securities Act Release 33-8828 provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers”. . ..or institutional accredited investors . . .; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release 33-8828, pages 54-56.

For the September 2015 private offering, on or about the time that the original Registration Statement was filed with the SEC, Mr. Kris Finstad, the Company’s Chief Executive Officer, privately contacted a certain limited number of private placement investors and not through the means of a general solicitation in the form of the Registration Statement, to determine their interest in consummating an investment in the Company. Specifically, the Company’s outside investor relations group privately introduced Mr. Finstad to Hillair, with whom the principal of such investor relations group had a substantive preexisting relationship having done business with them in the past, as a result of providing consulting and/or advisory services to private and public companies. Mr. Finstad then had numerous private discussions with Hillair to determine if Hillair would be interested in providing financing to the Company. Accordingly, Hillair agreed to participate in the September 2015 private offering solely based on its substantive pre-existing relationship with the Company.

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Securities and Exchange Commission

Division of Corporation Finance

September 18, 2015

Page | 3

Based on the guidance set forth in Securities Act Release 33-8828, the Company believes that the Section 4(2) exemption under the Securities Act of 1933, as amended (the “Securities Act”), is available for the concurrent private offering to Hillair since the Company’s securities issued in such offering were not offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. As described above, the Company has a substantive, pre-existing relationship with Hillair and Hillair was contacted directly and privately by the Company’s officers. The Company affirms that Hillair was not identified or contacted through any general solicitation and that Hillair did not independently contact the Company as a result of the Registration Statement. Accordingly, the Company did not identify or contact Hillair through a general solicitation by means of the Registration Statement or otherwise.

As a result of the foregoing, based upon the interpretive guidance provided in Securities Act Release 33-8828, the Company believes that the concurrent September 2015 private offering is exempt from Section 4(2) of the Securities Act and should not be integrated with the Company’s public offering that is the subject of the Registration Statement. Since Hillair was not offered any of the Company’s securities pursuant to the Registration Statement, we and the Company believe that offer and sale of the Company’s securities in the September 2015 private offering did not involve a general solicitation and was consistent with Section 4(2).

Note 3 – Consulting/ Employment Agreement, page F-19

3.	We note your disclosure, “As of date, the services called for under the agreement had not yet been completed and the agreement was still in place.” Please tell us to which agreement the disclosure refers and what services have not been completed under such agreement.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to update such disclosure in Amendment No. 2. The updated disclosure now refers to the existing Employment Agreement with Mr. Finstad and the reference to services having not been completed has been removed. As discussed consistently in the Registration Statement, including in Note 3 on page F-19, Mr. Finstad is currently employed pursuant to his Employment Agreement with Content Checked Inc., the Company’s wholly owned subsidiary, dated as of July 31, 2014.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 917.688.4076 if you have any question relating to Amendment No. 1, Amendment No. 2 or this letter.

Sincerely,

/s/ Jonathan Shechter
Jonathan Shechter

cc:	Securities and Exchange Commission
Frank Pigott (Staff Attorney)

Content Checked Holdings, Inc.
Kris Finstad
David Wells

Foley Shechter LLP
Sasha Ablovatskiy

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